UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

R. R. DONNELLEY & SONS COMPANY

(Exact name of registrant as specified in its charter)

Delaware	36-1004130
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

35 West Wacker Drive, Chicago, Illinois	60601
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

EXPLANATORY NOTE

R. R. Donnelley & Sons Company, a Delaware corporation, is filing this amendment to its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 28, 2019 (the “Original 8-A”) solely to correct the reference in the first paragraph of Item 1 of the Original 8-A to the date on which the Board of Directors authorized and declared the dividend distribution described in such Item 1. Except for the foregoing, this amendment does not amend, modify or update the information contained in the Original 8-A.

Item 1. Description of Registrant’s Securities to be Registered.

On August 28, 2019, the Board of Directors (the “Board”) of R. R. Donnelley & Sons Company, a Delaware corporation (the “Company”), authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) to stockholders of record at the close of business on September 9, 2019 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of a newly authorized series of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”), at a purchase price of $12 per Unit, subject to adjustment (the “Purchase Price”). The description and complete terms of the Rights are set forth in a Rights Agreement, dated as of August 28, 2019, between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”).

Rights Certificates; Exercise Period

Initially, the Rights will be attached to all shares of Common Stock then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and the distribution date (the “Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% (or 20% in the case of an “Ordinary Course Institutional Investor,” as defined in the Rights Agreement) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by certain stockholders and (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of derivative securities.

The Rights Agreement provides that any person or group of affiliated or associated persons who, as of the time of the first public announcement of the Rights Agreement, beneficially owns 10% (or 20% in the case of an Ordinary Course Institutional Investor) or more of the outstanding shares of Common Stock (an “Exempt Person”) shall not be deemed an Acquiring Person, but only for so long as such person, together with all affiliates and associates of such person, does not become the beneficial owner of any additional shares of Common Stock while such person is an Exempt Person.

Until a Distribution Date, (i) the Rights will be evidenced by the certificates for the Common Stock (or, in the case of shares reflected on the direct registration system, by the notations in the book-entry accounts) and will only be transferable with such Common Stock, (ii) new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until a Distribution Date and will expire at 5:00 P.M., New York City time, on August 28, 2020, unless the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after a Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on a Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to a Distribution Date will be issued with the Rights.

Flip-in Trigger

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person (unless the event causing such person or group to become an Acquiring Person is a transaction described under Flip-over Trigger, below), each holder of a Right will thereafter have the right to receive, upon exercise of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event described above until such time as the Rights are no longer redeemable by the Company as described below.

Flip-over Trigger

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) more than 50% of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as described above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events described in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature

At any time after a person becomes an Acquiring Person and prior to the acquisition by any person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Equitable Adjustments

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend on the Preferred Stock payable in shares of Preferred Stock, a subdivision or split of outstanding shares of Preferred Stock, a combination or consolidation of Preferred Stock into a smaller number of shares through a reverse stock split or otherwise, or reclassification of the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of cash (excluding regular quarterly cash dividends), assets, evidences of indebtedness or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption

At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendment

Any of the provisions of the Rights Agreement may be amended by the Board prior to a Distribution Date. After a Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. Notwithstanding the foregoing, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein.

Miscellaneous

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

The Rights Agreement specifying the terms of the Rights is included as Exhibit 4 to this registration statement and is incorporated herein by reference. The summary description of the Rights and Rights Agreement in this registration statement does not purport to be complete and is qualified in its entirety by reference to such exhibit. Unless the context otherwise requires, the capitalized terms used herein have the meanings ascribed to them in the Rights Agreement.

Anti-Takeover Effects

The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by the Board.

Item 2. Exhibits.

Exhibit No.	Description of Exhibit

1	Restatement of Certificate of Incorporation of R. R. Donnelley & Sons Company (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on 8-K filed October 3, 2016).

2	Amended and Restated By-Laws of R. R. Donnelley & Sons Company (incorporated by reference to Exhibit 3.4 to the Company’s Current Report on 8-K filed October 3, 2016).

3	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K/A filed August 29, 2019).

4	Rights Agreement, dated as of August 28, 2019, between R. R. Donnelley & Sons Company and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K/A filed August 29, 2019).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

R. R. DONNELLEY & SONS COMPANY

Date: August 29, 2019	By:	/s/ Deborah L. Steiner
	Name:	Deborah L. Steiner
	Title:	Executive Vice President, General Counsel and Corporate Secretary